                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*

                                 CML GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.10 PAR VALUE
                         (Title of Class of Securities)

                                    125820100
                                 (CUSIP Number)


         David T. Quinby, Esq.                    with a copy to:
         Vice President General                   Michael W. Sturrock, Esq.
           Counsel and Secretary                  Latham & Watkins
         ValueVision International, Inc.          633 West Fifth Street
         6740 Shady Oak Road                      Suite 4000
         Eden Prairie, MN 55344                   Los Angeles, CA 90071
         (612) 947-5200                           (213) 485-1234


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 25, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                      -----------------------------------
  CUSIP No. 125820100                                 Page 2 of 7 Pages
-----------------------                      -----------------------------------


--------------------------------------------------------------------------------
  1    NAME OF PERSON

         VALUEVISION INTERNATIONAL, INC.
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                (a) [X]

                                                                      (b)

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                    [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
         MINNESOTA
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
                                     2,473,000
NUMBER OF            -----------------------------------------------------------
SHARES                        8    SHARED VOTING POWER
BENEFICIALLY                         65,000
OWNED BY EACH        -----------------------------------------------------------
REPORTING                     9    SOLE DISPOSITIVE POWER
PERSON WITH                          2,473,000
                     -----------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                     65,000
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
           2,538,000
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
         EXCLUDES CERTAIN SHARES*
           N/A
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.1%
--------------------------------------------------------------------------------
   14    TYPE OF PERSON REPORTING*
           CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

-----------------------                      -----------------------------------
  CUSIP No. 125820100                                 Page 3 of 7 Pages
-----------------------                      -----------------------------------


--------------------------------------------------------------------------------
    1    NAME OF PERSON

         MARSHALL S. GELLER
--------------------------------------------------------------------------------

    2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*              (a) [X]

                                                                      (b)

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
          PF
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
                                     65,000
NUMBER OF            -----------------------------------------------------------
SHARES                        8    SHARED VOTING POWER
BENEFICIALLY                         2,473,000
OWNED BY EACH        -----------------------------------------------------------
REPORTING                     9    SOLE DISPOSITIVE POWER
PERSON WITH                          65,000
                     -----------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                     2,473,000
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
           2,538,000
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
         EXCLUDES CERTAIN SHARES*
           N/A
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.1%
--------------------------------------------------------------------------------
   14    TYPE OF PERSON REPORTING*
           IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the shares of Common Stock, $0.10 par value per share (the "Common Stock"), of CML Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 524 Main Street, Acton, Massachusetts 01720.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This statement is being filed jointly by ValueVision International, Inc., a Minnesota corporation ("ValueVision"), and Marshall S. Geller, an individual ("Mr. Geller" and, together with ValueVision, the "Reporting Persons").

                  (b) - (c) ValueVision is an integrated direct-marketing company which markets its products directly to consumers through electronic and print media. Such media includes a 24-hour-a-day cable television home shopping network, direct-mail catalogs and other direct marketing solicitations. The address of ValueVision's principal business and principal office is 6740 Shady Oak Road, Eden Prairie, Minnesota 55344.

                  Mr. Geller's principal occupation is that of a principal of Geller & Friend Capital Partners. His business address is 1875 Century Park East, Suite 2200, Los Angeles, California 90067.

                  For information with respect to the identity and background of each executive officer and director of ValueVision, see Schedule I attached hereto.

                  (d) - (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of the other persons identified in Schedule I: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Geller is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  ValueVision acquired the 2,473,000 shares of Common Stock that it has sole voting and dispositive power over for an aggregate consideration of $5,780,993 (excluding brokerage commissions). The source of such consideration was the working capital of ValueVision.

                  Mr. Geller acquired the 65,000 shares of Common Stock that he has sole voting and dispositive power over for an aggregate consideration of $160,001 (excluding brokerage commissions). The source of such consideration was Mr. Geller's personal funds.


                                Page 4 of 7 Pages

ITEM 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons will seek to have conversations with management of the Issuer concerning various general operational, marketing and financial aspects of the Issuer's business. The Reporting Persons may seek to have further substantive conversations with management of the Issuer to discuss various ways in which ValueVision and the Issuer may work together for the mutual benefit of their businesses, including, but not limited to, possible working synergies that may be available in television, direct mail and retail-supportive marketing endeavors. However, the Reporting Persons have no agreements with respect thereto with the Issuer at this time.

                  In addition, either or both of the Reporting Persons may also seek to engage in discussions with other stockholders of the Issuer with respect to manners in which the value of the Issuer's Common Stock may be enhanced.

                  Depending upon general market and economic conditions affecting the Issuer and each of the Reporting Persons' view of the prospects for the Issuer and other relevant factors, either or both of the Reporting Persons may, from time to time, in open market transactions or in private transactions or otherwise, purchase additional shares of Common Stock or dispose of all or a portion of the Common Stock respectively owned by each Reporting Person.

                  Except as set forth herein, the Reporting Persons have no present plans or proposals which relate to or would result in any of the events described in Items 4(a) - (j) of Schedule 13D. However, nothing contained herein shall prohibit the Reporting Persons from developing and implementing any such plans or proposals in the future.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, the Reporting Persons beneficially own 2,538,000 shares of Common Stock. According to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 3, 1997, on June 10, 1997, there were 49,778,583 shares of Common Stock outstanding. Based upon that number, the beneficial ownership of the Reporting Persons constitutes approximately 5.1% of the Issuer's outstanding Common Stock. Except as set forth herein, to the best of the Reporting Persons knowledge, no person named in
Schedule I beneficially owns any shares of Common Stock.

                  (b) ValueVision has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, 2,473,000 shares of Common Stock. ValueVision and Mr. Geller are members of a group. As such, ValueVision may be deemed to share the power to vote or to direct the vote, and to dispose or direct the disposition of, the 65,000 shares of Common Stock owned by Mr. Geller.

                           Mr. Geller has the sole power to vote or to direct
the vote, and to dispose or to direct the disposition of, 65,000 shares of Common Stock. Mr. Geller and ValueVision are members of a group. As such, Mr. Geller may be deemed to share the power to vote or to direct the vote, and to dispose or direct the disposition of, the 2,473,000 shares of Common Stock owned by ValueVision.

                  (c) On July 24, 1997, ValueVision purchased 5,000 shares of Common Stock at a price of $2.91 per share (excluding brokerage commissions). On July 25, 1997, ValueVision


                                Page 5 of 7 Pages
purchased 330,000 shares of Common Stock at a price of $3.25 per share (excluding brokerage commissions). Each such purchase was effected in an open market transaction. The balance of ValueVision's purchases were effected more than 60 days prior to the date of the event that requires the filing of this
Schedule 13D. The average cost per share of all of ValueVision's purchases of Common Stock is $2.34 (excluding brokerage commissions).

                           To the best of the knowledge of each of the Reporting
Persons, no person named in Schedule I has effected any transaction in the Common Stock during the past 60 days.

                  (d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Persons.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  99 Joint Filing Agreement dated as of July 30, 1997 by and between ValueVision International, Inc. and Marshall S. Geller relating to the filing of a joint statement on Schedule 13D.


                                Page 6 of 7 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                           VALUEVISION INTERNATIONAL, INC.



                           By: /s/ Robert L. Johander
                              ------------------------------------
                              Name: Robert L. Johander
                              Title:  Chief Executive Officer





                           /s/ Marshall S. Geller
                           ---------------------------------------
                           Marshall S. Geller




Dated:  July 30, 1997



                                Page 7 of 7 Pages

                                   SCHEDULE I

                         VALUEVISION INTERNATIONAL, INC.
                        EXECUTIVE OFFICERS AND DIRECTORS


Name                         Present Business Address                Present Principal Occupation                Citizenship
----                         ------------------------                ----------------------------                -----------
Executive Officers
------------------

Nicholas M. Jaksich          ValueVision International, Inc.         President and Chief Operating Officer       United States
                             6740 Shady Oak Road
                             Eden Prairie, MN  55344

Robert L. Johander           ValueVision International, Inc.         Chairman of the Board and Chief Executive   United States
                             6740 Shady Oak Road                     Officer
                             Eden Prairie, MN  55344

Michael L. Jones             ValueVision International, Inc.         Vice President, Broadcast Television        United States
                             6740 Shady Oak Road
                             Eden Prairie, MN  55344

Edward A. Karr               ValueVision International, Inc.         Executive Vice President, Merchandising     United States
                             6740 Shady Oak Road                     & Programming
                             Eden Prairie, MN  55344

Scott A. Lindquist           ValueVision International, Inc.         Vice President, Administration              United States
                             6740 Shady Oak Road
                             Eden Prairie, MN  55344

David T. Quinby              ValueVision International, Inc.         Vice President, General Counsel             United States
                             6740 Shady Oak Road                     and Secretary
                             Eden Prairie, MN  55344

Stuart R. Romenesko          ValueVision International, Inc.         Senior Vice President, Finance, Chief       United States
                             6740 Shady Oak Road                     Financial Officer, Treasurer and
                             Eden Prairie, MN  55344                 Assistant Secretary

Directors
---------

Marshall S. Geller           Geller & Friend Capital Partners        Vice Chairman of the Board                  United States
                             1875 Century Park East
                             Suite 2200
                             Los Angeles, CA  90067

Nicholas M. Jaksich          ValueVision International, Inc.         President and Chief Operating Officer       United States
                             6740 Shady Oak Road
                             Eden Prairie, MN  55344

Robert L. Johander           ValueVision International, Inc.         Chairman of the Board and Chief Executive   United States
                             6740 Shady Oak Road                     Officer
                             Eden Prairie, MN  55344

Robert J. Korkowski          Private Investor                        Director                                    United States
                             c/o Value Vision International, Inc.
                             6740 Shady Oak Road
                             Eden Prairie, MN  55344

Paul D. Tosetti              Latham & Watkins                        Director                                    United States
                             633 West Fifth Street
                             Suite 4000
                             Los Angeles, CA  90071

John Workman                 Montgomery Ward Holding Corp.           Director                                    United States
                             Montgomery Ward Plaza
                             Chicago, IL  60671

                                  EXHIBIT INDEX


         99 Joint Filing Agreement dated as of July 30, 1997 by and between ValueVision International, Inc. and Marshall S. Geller relating to the filing of a joint statement on Schedule 13D.